Exhibit 99.11

17 February 2004

BOOKHAM TECHNOLOGY IN DISCUSSION AT OSA FORUM IN LOS ANGELES: “HOW TO SURVIVE IN THE CURRENT OPTICAL COMPONENTS MARKET”

The banking and venture capitalist perspective of how to survive in the current optical components market is to be the subject of a major panel discussion at next week’s OSA Photonics and Telecommunications Executive Forum in the Millennium Biltmore Hotel, Los Angeles.

Among the representatives leading the discussion will be Bookham Technology’s Dr. Michael Lebby.  Bookham Technology (LSE: BHM; NASDAQ: BKHM) last week announced increased revenues (up 75% in the last year), a reduction in net loss of 75% and a drop in cash burn by 61%.

Dr. Lebby, who has a background in venture capital, will look how the optical network industry has progressed over the last few years, from the burst of the telecoms bubble to today’s situation of over capacity.  Dr. Lebby will also assess how companies can survive and grow in this environment.

“Although there are signs of recovery emerging in the current market, there still isn’t enough business to go round: there are too many suppliers and too few customers.”  said Dr. Lebby.  “Some companies will starve, others will survive and grow, but it is likely to be a very painful process.  Darwinism is alive and well:  we have companies honing their niche, companies looking for new markets, and others remorphing through M&A.  In the technical field, technology innovations are still being pursued aggressively, although recent company focus seems to be on product development while product research seems to be moving back to the University lab.”

Bookham’s outlook is positive.  Last month Bookham announced that it would be showing its widest-ever range of end-to-end optical-communications device capabilities at the forthcoming Optical Fiber Communication (OFC) 2004 in Los Angeles in February.  Bookham’s expanded portfolio, including transponders, wide-ranging amplifier solutions, pluggable transceivers and tunable lasers, can meet the increasing demands of customers.

Ends.

Notes to editors

1.               The OSA Executive Forum is sponsored by: OSA, Intel Capital, Morgenthaler Ventures, Sofinnova Ventures, Storm Ventures, Thomas Weisel Partners, US Venture Partners.

2.               Registration for the OSA 6th Annual Photonics and Telecommunications Executive Forum has begun and can be accessed online at http://www.osa.org/partner/network/ExecForum/register.asp.

For further information, please contact:

Sharon Ostaszewska	or	Brian Dolby/Helen Lyman Smith
Bookham Technology		GBCS Public Relations
Tel: +44 (0)1235 837612		Tel: +44 (0) 115 950 8399
sharon.ostaszewska@bookham.com		brian@gbcspr.com/helen@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers’ needs.  The company’s optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1700 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.